

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Stephanie Wyss
President and Chief Financial Officer
Movie Trailer Galaxy, Inc.
11022 Aqua Vista Street, Suite 10
Studio City, CA 91602

> **Re: Movie Trailer Galaxy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-169970**

Dear Ms. Wyss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary of Consolidated Financial Information, page 2

Statement of Operations, page 2

1. Please revise the operating data for expenses to include the $12,251.00 incurred during the three month period ended November 30, 2010. Total operating expenses since inception should agree to the amount reflected on the statement of operations on page F-15 for the period since inception through November 30, 2010.

Risk Factors, page 3

Risks Related to Our Capital Stock, page 4

2. We note your response to comment four in our letter dated February 3, 2011 and the addition of the last risk factor in this section. Please revise this risk factor to describe how this risk affects the securities being offered. For example, disclose that the facts in this risk factor suggest that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Also disclose the names of the related companies that have registered initial public offerings, but have not implemented their business plans described in their effective registration statements. Refer to Item 503(c) of Regulation S-K.

Item 11. Information about the Registrant, page 10

Description of Business, page 10

3. We note your response to comment five in our letter dated February 3, 2011. Please further revise your disclosure to describe the movie trailer industry in which you plan to compete and to describe the way(s) in which "implementing [your] marketing plan" will enable you to compete, including a description of the method(s) by which you will compete. Refer to Item 101(h)(4)(iv) of Regulation S-K. We also note your revisions to the Revenue section on page 12 which state that you have established Google and Amazon accounts and that "[e]very time a user enters [your] website, Google will display relevant ads to the user." Please revise your disclosure to state, as you do on page ten, that you plan to link your Google and Amazon accounts to your website "[b]eginning in June 2011," but that you have not yet done so.

Financial Statements

Balance Sheet, page F-4

Statement of Stockholders' Equity, page F-5

Statement of Cash Flows, page F-6

4. We note you reflect on the statements of stockholders' equity a contribution to capital of $100.00 during the period since inception through August 31, 2010 and also through November 30, 2010. However, in Note 4 you state that your Chief Executive Officer contributed $500.00 in May 2010, which is also the amount you present as a cash inflow from financing activities. Please revise your disclosures to reflect the correct amount contributed and reconcile your cash balance of $42,246 on the balance sheet at August 31, 2010 to the corresponding cash balance of $42,646 on your statement of cash flows for the same balance sheet date. Please also correct the corresponding error for the

amount of contributed capital disclosed in Notes 4 and 5 of your interim financial statements as of November 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.